Exhibit 99.1

MAYFAIR GOLD REPORTS FINAL POSITIVE RESULTS AND ANALYSIS
FROM GRADE CONTROL DRILLING PROGRAM

Toronto, Ontario, June 18, 2026 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold”, or the “Company”) (TSXV: MFG, NYSE American: MINE) is pleased to announce final results and evaluation of the tight-spaced Grade Control (“GC”) drilling program.

Highlights and analysis from the Grade Control (“GC”) drilling test area1:

•	Grade Control program tested ~1.0M tonnes of the probable mineral reserves from the 2026 Pre-Feasibility Study (the “PFS”)[2], about 25% of Phase 1
•	Reserve model validated in test area
•	At a 0.8 g/t Au cut-off grade, the Grade Control model returned the similar grade as the reserve model, with approximately 2% more contained metal
•	28% more tonnes at 7% higher grade for material above 3.0 g/t Au
•	De-risking of early years’ high-grade feed and cash flow profile
•	Improved confidence in early cash flows will facilitate project financing discussions with counter parties
•	Potential to bring forward higher-grade production

Mayfair Gold reports positive results from the analysis of the grade control (“GC”) program completed in late 2025 at the Fenn-Gib Project, confirming approximately 1 million tonnes of ore-grade material that was categorized as probable reserves in the PFS, or roughly 25% of the Phase 1 planned design. The program was designed to validate the distribution and continuity of mineralization and refine planning assumptions related to ore shapes, dilution and ore loss. Previous, interim results were released in the News Release dated February 11, 2026.

Drew Anwyll, P.Eng Mayfair’s CEO said, “The grade control drilling program has reinforced our confidence and further de-risked the Fenn-Gib deposit. The results confirm that the Mineral Reserve Estimate is an accurate representation of the orebody, demonstrating strong predictability between the model and what we are seeing in the field. Importantly, the program gives us confidence that the high-grade material scheduled for the early years of the mine plan is present and can be delivered as modeled. Grade control drilling has also identified the potential strengthening of the early production profile by utilizing more tonnes of a higher-grade material.”

1 Please note: The results, analysis and conclusions from the Grade Control program are specific to the area tested. Readers should not infer that these results are representative of, or applicable to, the remainder of the Mineral Reserve or Mineral Resource Estimate.

2 Please refer to the technical report entitled “Fenn-Gib Gold Project NI 43-101 Technical Report and pre- Feasibility Study” dated effective December 19, 2025 available on SEDAR+ at www.sedarplus.ca for further details.

The program included 56 diamond drill holes to a nominal depth of 75 metres, designed to simulate the outcomes of a reverse circulation or blast-hole GC program. Gold grades were estimated in a block model and mineable ore shapes were developed to assess the tonnage and grade of material that could be classified for production.

Results from the program confirmed the mineral reserve model and metal content in the area tested while providing valuable information of contacts between high- and low-grade material. For material above a 0.80 g/t gold cut-off grade (“COG”), the GC model returned similar grade and 2% more tonnes than predicted by the probable reserve model. For the higher-grade portion, above a 3.0 g/t Au COG, the GC model identified 28% more tonnes at 7% higher grade, representing 37% more gold than the probable reserve model for the GC drilling test area.

The findings support the accuracy of the mineral reserve block model in the Stage 1 starter pit area tested and validate the higher-grade component of the mineral reserve for mine planning. The results also suggest there may be opportunities to process higher-grade ore earlier in the initial mining sequence.

The drilling campaign was completed on a 10-by-10 metre spacing across an area measuring 60 by 70 metres. All NQ-size holes were planned as nominally vertical holes to a depth of 75 metres. Overburden thickness encountered during the program ranged from 5.7 to 13.0 metres and averaged 8.7 metres. All core was logged and sampled, with one half submitted for gold assay and the other retained for reference.

Assays were completed on one-metre intervals to capture close-spaced variability and support compositing analysis. Gold assay procedures and QA/QC protocols were consistent with previous Mayfair drilling programs and are summarized in the QA/QC section. Three holes, totalling 78 metres, were abandoned because of excessive downhole deviation and were redrilled from the same locations.

Figure 1: GC drilling test area

Figure 2: 2025 GC drilling cross section 5,375,330N with Phase 1 pit (looking North)

A defined test area surrounding the grade control drilling was used to compare new assay data with the existing exploration database. Within that area, average gold grades were identical at a zero COG. The new grade control drilling returned a slightly higher proportion of material below 0.30 g/t Au, while material above a 0.80 g/t Au COG showed a similar tonnage distribution and a modestly higher grade.

Grade control evaluation

The program targeted approximately 1.0 million tonnes of probable mineral reserves from the PFS. To evaluate the conversion of the mineral reserve model into a production model, all GC assays were composited to 1.5 metres and estimated on five-cubic-metre blocks using an inverse distance squared methodology. Mineable ore shapes were then designed to reflect practical open-pit mining conditions. This methodology therefore addresses the conversion of a reserve to a production model by addressing the minability of economic material.

Figure 3: Resource model 5m blocks vs grade control shapes on Levels 5250

These results indicate that, in areas of similar ore characteristics, the current mineral reserve model should provide sufficient definition for mine planning without requiring significant additional dilution, ore loss assumptions or conversion factors. The Company believes the program also highlights the potential to bring forward some gold production by identifying zones of higher-grade material that may be processed earlier in the mine sequence.

Overall, the program demonstrated that tighter-spaced grade control drilling can enhance confidence in ore boundary definition while confirming the reliability of the existing mineral reserve model in the area tested. Mayfair is evaluating the potential for a second GC test area to assess whether similar results can be replicated in other ore types across the project.

Furthermore, the program highlighted areas of higher-grade material and may potentially allow for processing while deferring lower grade tonnes, thus bringing forward some gold production.

These results further indicate that, for areas with similar ore behavior as the area tested, the reservemodel is an excellent indicator of what the project can expect from production.

QA/QC

Mayfair Gold maintains a Quality Assurance/Quality Control (QA/QC) program aligned with NI 43-101 requirements and industry best practices. NQ-size surface drilling was carried out by Black Diamond Drilling of Matheson, Ontario, under the supervision of Mayfair Gold’s exploration team. The drill program includes detailed geological logging and systematic sampling of drill core at Mayfair’s secure facility in Matheson, Ontario.

Drill core selected for analysis was cut longitudinally using a diamond-blade saw. One half of the core was retained in the core box for reference, and the other half was bagged, sealed, and prepared for shipment. Analytical work was completed by Swastika Laboratories Ltd. in Swastika, Ontario. Swastika Laboratories is independent of Mayfair Gold and accredited by the Canadian Association for Laboratory Accreditation Inc. (CALA) and meets the ISO/IEC 17025 standards for gold analysis by fire assay with gravimetric finish and fire assay with flame atomic absorption spectroscopy (FAAS) finish.

Samples were delivered directly to Swastika Laboratories by Mayfair personnel. Samples are crushed to minimum 80% passing 1,700 μm. Samples are then split to obtain a 300–500 g sample using a rotary divider. 300–500 g samples are pulverized to minimum 85% passing 74 μm. Gold assays were completed using a 30-gram fire assay with FAAS finish. Samples returning gold grades greater than 10 g/t were re-assayed using a 30-gram fire assay with gravimetric finish. As part of Mayfair’s QA/QC protocol, one certified reference material (CRM), one coarse blank, and one coarse duplicate sample were inserted into the sequence of every 25 samples. Routine third-party check assays are also performed.

All holes in the program were drilled fully vertical (-90° dip) and true thickness is not estimated.

About Mayfair Gold

Mayfair Gold is a Canadian development-stage gold company focused on advancing the 100% controlled Fenn-Gib Project in the Timmins region of Northern Ontario. Fenn-Gib hosts a 4.3 million ounce indicated mineral resource of gold (181.3Mt at an average grade of 0.74 g/t) and the expected strategy outlined in the 2026 Pre-Feasibility Study (the “PFS”) is to develop the project under the provincial permitting process, targeting the higher-grade 1 million ounce probable mineral reserve (25.1Mt at an average grade of 1.29g/t) sitting near-surface, highlighting the optionality and scalability provided by the deposit. The PFS also outlines the potential to develop Fenn-Gib into a new Canadian gold producer, with initial development capital of C$450 million, a base-case payback period of 2.7 years, and cumulative free cash flow3 of US$896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering, and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030. The Company also remains focused on exploration around the broader land package with the goal of enhancing mineral resource scale and growth opportunities.

3 free cash flow does not have a standardized meaning and may not be comparable to similar measures presented by other issuers, referred to as non-GAAP financial measures. As the Company is not in production, the company does not have historical non-GAAP financial measures nor historical comparable measures under IFRS, and therefore the foregoing prospective non-GAAP financial measures may not be reconciled to the nearest comparable measures under IFRS.

The content of this news release has been reviewed on behalf of the Company and approved by Drew Anwyll, P.Eng., Chief Executive Officer of Mayfair, a QP as defined in NI 43-101.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable United States securities legislation (collectively, “forward-looking information”). The use of the words “will” and “expected” and similar expressions is intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, the expected strategy to develop the project under the provincial permitting process, de-risking of early years’ high-grade feed and cash flow profile, the potential to bring forward higher-grade production, targeting the higher-grade mineral reserve, building and operating the Fenn-Gib Project and all disclosure related to the PFS, including commencement of construction and production. Although Mayfair Gold believes that the expectations reflected in such forward-looking information is reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based the forward-looking information on the Company’s current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties, and other factors identified in the annual information form and Form 40-F of the Company for the year ended December 31, 2025, available under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, respectively. Furthermore, the forward-looking information contained in this news release is as at the date of this news release, and Mayfair does not undertake any obligation to publicly update or revise any of this forward-looking information except as may be required by applicable securities laws.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Drew Anwyll, P.Eng.
CEO, Mayfair Gold Corp.
489 McDougall St

Matheson, ON P0K 1N0 Canada
+1 (855) 350-5600
info@mayfairgold.ca